FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 22, 2018 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the fourth quarter and year ended December 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 22, 2018	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2017

ATHENS, GREECE, February 22, 2018 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $436.9 million and net loss attributed to common stockholders of $438.4 million for the fourth quarter of 2017, including a $422.5 million impairment loss. Accordingly, for the fourth quarter ended December 31, 2017, net loss and net loss attributed to common stockholders, adjusted for impairment, amounted to $14.5 million and $15.9 million, respectively1. For the fourth quarter of 2016, net loss and net loss attributed to common stockholders amounted to $23.3 million and $24.7 million, respectively.
Time charter revenues were $48.9 million for the fourth quarter of 2017, compared to $28.0 million for the same quarter of 2016. The increase in time charter revenues was due to increased average time charter rates achieved for the Company's vessels during the quarter and increased revenues resulting from the enlargement of the fleet.
Net loss and net loss attributed to common stockholders for the year ended December 31, 2017 amounted to $511.7 million and $517.5 million, respectively. This compares to a net loss and net loss attributed to common stockholders of $164.2 million and $170.0 million, respectively, for the same period of 2016. Time charter revenues were $161.9 million for the year ended December 31, 2017, compared to $114.3 million for the same period of 2016.

1 See the reconciliation of adjusted net loss and net loss attributed to common stockholders to net loss and net loss attributed to common stockholders and adjusted loss per share to loss per share included in this release.

	Fleet Employment Profile (As of February 22, 2018)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	22 Panamax Bulk Carriers
1	DANAE	A	$7,750	5.00%	Phaethon International Company AG	24-May-17	22-Dec-17
			$10,000	5.00%		22-Dec-17	22-Jan-19 - 7-May-19
	2001 75,106
2	DIONE	A	$7,050	5.00%	Caravel Shipping Limited, Hong Kong	3-Feb-17	23-Jan-18	1
			$10,350	5.00%	Ausca Shipping Limited, Hong Kong	23-Jan-18	23-Mar-19 - 8-Jul-19
	2001 75,172
3	NIREFS	A	$9,400	5.00%	Jaldhi Overseas Pte. Ltd., Singapore	5-May-17	5-Jun-18 - 5-Sep-18
	2001 75,311
4	ALCYON	A	$8,800	5.00%	Hudson Shipping Lines Incorporated	20-Jul-17	20-Jul-18 - 20-Oct-18
	2001 75,247
5	TRITON	A	$6,500	5.00%	Ausca Shipping Limited, Hong Kong	8-Jun-17	8-Jul-18 - 23-Oct-18
	2001 75,336
6	OCEANIS	A	$7,000	5.00%	Ausca Shipping Limited, Hong Kong	30-May-17	30-Jul-18 - 14-Nov-18
	2001 75,211
7	THETIS	B	$8,350	5.00%	Ausca Shipping Limited, Hong Kong	14-Jul-17	14-Jul-18 - 14-Oct-18
	2004 73,583
8	PROTEFS	B	$7,900	5.00%	Hudson Shipping Lines Incorporated	24-Jun-17	24-Jun-18 - 9-Oct-18
	2004 73,630
9	CALIPSO	B	$9,000	5.00%	Transgrain Shipping B.V., Rotterdam	14-Mar-17	23-Feb-18 - 30-Mar-18	2
	2005 73,691
10	CLIO	B	$8,550	5.00%	Phaethon International Company AG	9-Jul-17	9-Aug-18 - 9-Nov-18
	2005 73,691
11	NAIAS	B	$7,500	5.00%	Glencore Agriculture B.V., Rotterdam	27-Dec-16	11-Nov-17	3
			$10,000	5.00%	Phaethon International Company AG	26-Nov-17	11-Feb-19 - 26-May-19
	2006 73,546
12	ARETHUSA	B	$7,200	5.00%	Noble Resources International Pte. Ltd., Singapore	23-Jan-17	1-Mar-18 - 23-Mar-18	2,4
	2007 73,593
13	ERATO	C	$7,250	5.00%	Phaethon International Company AG	25-May-17	30-Dec-17
			$10,500	5.00%		30-Dec-17	2-Mar-19 - 30-May-19
	2004 74,444
14	CORONIS	C	$9,000	5.00%	Narina Maritime Ltd	16-May-17	16-Apr-18 - 16-Jul-18
	2006 74,381
15	MELIA		$9,500	5.00%	Nidera S.P.A., Roma	19-Mar-17	27-Feb-18 - 4-May-18	5
	2005 76,225
16	ARTEMIS		$9,000	5.00%	Ausca Shipping Limited, Hong Kong	8-Jul-17	8-Jul-18 - 8-Oct-18
	2006 76,942

17	LETO		$7,750	5.00%	Glencore Agriculture B.V., Rotterdam	29-Dec-16	10-Jan-18
			$12,500	5.00%		10-Jan-18	10-May-19 - 25-Aug-19
	2010 81,297
18	SELINA	D	$7,100	5.00%	BG Shipping Co., Limited, Hong Kong	24-Jan-17	6-Feb-18	6
			$12,250	5.00%		6-Feb-18	6-Jun-19 - 6-Sep-19
	2010 75,700
19	MAERA	D	$11,900	5.00%	Unico Logistics Co., Ltd., Seoul	19-Sep-17	19-Jun-18 - 19-Aug-18
	2013 75,403
20	ISMENE		$12,000	5.00%	DHL Project & Chartering Limited, Hong Kong	16-Sep-17	16-Sep-18 - 16-Dec-18
	2013 77,901
21	CRYSTALIA	E	$6,250	5.00%	SwissMarine Services S.A., Geneva	28-Jun-16	3-Oct-17
			$11,100	5.00%	Glencore Agriculture B.V., Rotterdam	3-Oct-17	3-Oct-18 - 18-Jan-19
	2014 77,525
22	ATALANDI	E	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	25-Feb-18 - 26-Apr-18	2
	2014 77,529

	5 Kamsarmax Bulk Carriers
23	MAIA	F	$10,125	5.00%	Glencore Agriculture B.V., Rotterdam	27-Jul-17	27-Jul-18 - 27-Oct-18
	2009 82,193
24	MYRSINI	F	$8,650	5.00%	RWE Supply & Trading GmbH, Essen	8-Jun-17	31-Aug-18 - 31-Dec-18
	2010 82,117
25	MEDUSA	F	$10,000	4.75%	Cargill International S.A., Geneva	6-Jul-17	6-Jul-18 - 6-Oct-18
	2010 82,194
26	MYRTO	F	$8,000	4.75%	Cargill International S.A., Geneva	17-Jan-17	26-Feb-18 - 17-Apr-18	2,7
	2013 82,131
27	ASTARTE		$9,000	5.00%	Glencore Agriculture B.V., Rotterdam	12-Jun-17	12-Aug-18 - 12-Nov-18
	2013 81,513
	5 Post-Panamax Bulk Carriers
28	ALCMENE		$8,000	4.75%	Cargill International S.A., Geneva	8-Jun-17	8-Jul-18 - 23-Oct-18
	2010 93,193
29	AMPHITRITE	G	$11,150	4.75%	Cargill International S.A., Geneva	28-Sep-17	28-Oct-18 - 28-Jan-19
	2012 98,697
30	POLYMNIA	G	$10,100	4.75%	Cargill International S.A., Geneva	15-Mar-17	31-Mar-18 - 15-Jul-18
	2012 98,704
31	ELECTRA	H	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Jun-17	11-Jul-18 - 11-Nov-18
	2013 87,150
32	PHAIDRA	H	$7,750	5.00%	Jera Trading Singapore Pte. Ltd.	19-May-17	13-Jan-18	8
			$12,700	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Jan-18	13-Jan-19 - 13-Apr-19
	2013 87,146

	14 Capesize Bulk Carriers
33	NORFOLK		$12,000	5.00%	Trafigura Maritime Logistics Pte. Ltd., Singapore	26-Apr-17	1-Dec-17
			$13,250	5.00%	SwissMarine Services S.A., Geneva	1-Dec-17	1-Sep-19 - 1-Dec-19
	2002 164,218
34	ALIKI		$10,300	5.00%	SwissMarine Services S.A., Geneva	14-Feb-17	25-Feb-18 - 14-Apr-18	2
	2005 180,235
35	BALTIMORE		$11,300	4.75%	Cargill International S.A., Geneva	16-Feb-17	16-Mar-18 - 1-Jul-18
	2005 177,243
36	SALT LAKE CITY		$9,000	5.00%	Uniper Global Commodities SE, Düsseldorf	20-Jan-17	1-Mar-18 - 20-May-18	2
	2005 171,810
37	SIDERIS GS	I	$13,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	21-Jun-17	21-Jul-18 - 21-Nov-18
	2006 174,186
38	SEMIRIO	I	$14,150	5.00%	Koch Shipping Pte. Ltd., Singapore	21-May-17	21-May-18 - 21-Sep-18
	2007 174,261
39	BOSTON	I	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	6-Dec-17	9,10
			$17,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	6-Dec-17	6-Apr-19 - 6-Jul-19
	2007 177,828
40	HOUSTON	I	$10,000	5.00%	SwissMarine Services S.A., Geneva	17-Feb-17	2-Mar-18 - 17-May-18	11
	2009 177,729
41	NEW YORK	I	$14,450	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-17	2-Feb-18	12
			$16,000	5.00%	DHL Project & Chartering Limited, Hong Kong	2-Feb-18	2-Jun-19 - 2-Sep-19
	2010 177,773
42	SEATTLE	J	$11,700	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Feb-17	8-Apr-18 - 23-Jul-18
	2011 179,362
43	P. S. PALIOS	J	$10,550	5.00%	Koch Shipping Pte. Ltd., Singapore	27-Jan-17	28-Feb-18 - 11-Jun-18	2
	2013 179,134
44	G. P. ZAFIRAKIS	K	$15,000	5.00%	RWE Supply & Trading GmbH, Essen	14-Aug-17	29-Sep-18 - 14-Jan-19
	2014 179,492
45	SANTA BARBARA	K	$12,000	4.75%	Cargill International S.A., Geneva	24-Jan-17	27-Feb-18 - 24-Apr-18	2
	2015 179,426
46	NEW ORLEANS		$11,250	5.00%	Koch Shipping Pte. Ltd., Singapore	10-Dec-16	24-Feb-18 - 10-Apr-18	2
	2015 180,960

	4 Newcastlemax Bulk Carriers
47	LOS ANGELES	L	BCI_2014 5TCs AVG + 14%	5.00%	SwissMarine Services S.A., Geneva	22-Jan-17	24-Feb-18 - 22-Apr-18	2
	2012 206,104
48	PHILADELPHIA	L	$15,500	5.00%	Koch Shipping Pte. Ltd., Singapore	14-Mar-17	26-Feb-18 - 29-Apr-18	2
	2012 206,040
49	SAN FRANCISCO	M	$11,750	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Jan-17	28-Feb-18 - 20-May-18	2
	2017 208,006
50	NEWPORT NEWS	M	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	10-Nov-18 - 10-Mar-19
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 The charter rate was US$7,200 for the first ninety (90) days of the charter period.
2 Based on latest information.
3 Vessel on scheduled drydocking from November 11, 2017 to November 26, 2017.
4 Vessel currently off-hire for drydocking.
5 Since September 17, 2017, Charterers have changed to COFCO Agri Freight SA.
6 The charter rate was US$4,500 for the first thirty (30) days of the charter period.
7 Vessel off-hire for drydocking from December 24, 2017 to January 12, 2018.
8 Charterers have agreed to pay the weighted average of the 4 T/C routes, as published by the Baltic Exchange on January 3, 2018 plus 12%, for the excess period commencing from January 3, 2018.
9 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
10 The compensation for the overlapping period from November 20, 2017 to December 6, 2017, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Clearlake Shipping Pte. Ltd., Singapore.
11 The charter rate was US$5,150 for the first fifteen (15) days of the charter period.
12 Charterers have agreed to pay the weighted average of the 5 T/C routes, as published by the Baltic Exchange on January 2, 2018 plus 10%, for the excess period commencing from December 29, 2017.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$48,936	$28,020	$161,897	$114,259
Voyage expenses	3,020	1,387	8,617	13,826
Vessel operating expenses	24,021	20,863	90,358	85,955
Net loss	(436,932)	(23,256)	(511,714)	(164,237)
Net loss attributed to common stockholders	(438,374)	(24,698)	(517,483)	(170,006)
FLEET DATA
Average number of vessels	50.3	46.0	49.6	45.2
Number of vessels	50.0	46.0	50.0	46.0
Weighted average age of vessels	8.4	8.2	8.4	8.2
Ownership days	4,624	4,232	18,119	16,542
Available days	4,615	4,215	17,890	16,447
Operating days	4,562	4,210	17,566	16,354
Fleet utilization	98.9%	99.9%	98.2%	99.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$9,949	$6,319	$8,568	$6,106
Daily vessel operating expenses (2)	$5,195	$4,930	$4,987	$5,196

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Non-GAAP Measures
This press release includes a discussion of net loss and loss per share adjusted for impairment losses as identified in the reconciliations provided below. The Company believes that discussion of these additional non-GAAP measures provides investors with meaningful comparisons of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance. The following shows the difference between net loss to adjusted net loss, and loss per share to adjusted loss per share for the three months ended December 31, 2017 and 2016 (in thousands, except per share amounts):

	Three months ended December 31,
	2017	2016
Adjusted net loss and net loss attributed to common stockholders
Net loss	$(436,932)	$(23,256)
Impairment loss	422,466	-
Adjusted net loss	$(14,466)	$(23,256)
Dividends on series B preferred shares	(1,442)	(1,442)
Adjusted net loss attributed to common stockholders	$(15,908)	$(24,698)

Adjusted loss per share
Loss per common share, basic and diluted	$(4.28)	$(0.31)
Impairment loss	4.13	-
Adjusted loss per share, basic and diluted	$(0.15)	$(0.31)

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, February 22, 2018.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13675888.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
REVENUES:				(audited)
Time charter revenues	$48,936	$28,020	$161,897	$114,259
EXPENSES:
Voyage expenses	3,020	1,387	8,617	13,826
Vessel operating expenses	24,021	20,863	90,358	85,955
Depreciation and amortization of deferred charges	21,920	20,638	87,003	81,578
General and administrative expenses	8,157	6,792	26,332	25,510
Management fees to related party	542	384	1,883	1,464
Impairment loss	422,466	-	442,274	-
Insurance recoveries, net of other loss	482	-	(10,879)	-
Gain on contract termination	-	(5,500)	-	(5,500)
Other (income)/loss	9	(275)	296	(253)
Operating loss	(431,681)	(16,269)	(483,987)	(88,321)
OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,754)	(5,640)	(26,628)	(21,949)
Interest and other income	1,480	773	4,508	2,410
Loss from equity method investments	23	(2,120)	(5,607)	(56,377)
Total other expenses, net	(5,251)	(6,987)	(27,727)	(75,916)
Net loss	$(436,932)	$(23,256)	$(511,714)	$(164,237)
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)
Net loss attributed to common stockholders	(438,374)	(24,698)	(517,483)	(170,006)
Loss per common share, basic and diluted	$(4.28)	$(0.31)	$(5.41)	$(2.11)
Weighted average number of common shares, basic and diluted	102,394,183	80,653,373	95,731,093	80,441,517

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
				(audited)
Net loss	$(436,932)	$(23,256)	$(511,714)	$(164,237)
Other comprehensive income/(loss) (Actuarial gain/(loss))	130	(61)	109	(84)
Comprehensive loss	$(436,802)	$(23,317)	$(511,605)	$(164,321)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2017	2016	*
ASSETS	(unaudited)
Cash and cash equivalents	$40,227	$98,142
Other current assets	98,534	17,174
Advances for vessels under construction and acquisitions and other vessel costs	-	46,863
Vessels, net of depreciation	1,053,578	1,403,912
Other fixed assets, net	22,650	23,114
Restricted cash	25,582	23,000
Due from related parties, non-current	-	45,417
Investments in related parties	3,249	6,014
Other non-current assets	2,902	5,027
Total assets	$1,246,722	$1,668,663

LIABILITIES AND STOCKHOLDERS' EQUITY
Long-term debt, net of deferred financing costs	$601,384	$598,181
Other liabilities	20,580	13,893
Total stockholders' equity	624,758	1,056,589
Total liabilities and stockholders' equity	$1,246,722	$1,668,663

*          The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
				(audited)
Net Cash provided by / (used in) operating activities	$12,241	$(2,392)	$23,413	$(20,998)
Net Cash provided by / (used in) investing activities	13,351	4,676	(152,333)	(41,619)
Net Cash provided by / (used in) financing activities	$(22,484)	$(12,524)	$73,587	$(9,459)